

September 9, 2011

Via Facsimile
Mr. Kevin W. McAleer
Chief Financial Officer
Penson Worldwide, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, TX 75201

> **Re:** **Penson Worldwide, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 4, 2011**
> **Form 10-Q for the Period Ended June 30, 2011**
> **Filed August 9, 2011**
> **File No. 1-32878**

Dear Mr. McAleer:

We have read your supplemental response letter dated August 4, 2011, and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Goodwill, page 63

1.   We note your responses to prior comments 2 and 3 in our letter dated July 1, 2011. Please tell us how you determined that your annual growth rate assumptions were reasonable and supportable. In your response, please quantify historical pre-tax earnings (loss) for each reporting unit for the last five fiscal years and tell us what effect the historical data had on your projections.

2.   Please tell us how you determined it was appropriate, based on the guidance in ASC 350-20-35-22 through 35-24 and ASC 820-10-35-24, to base your fair value estimates on only a discounted cash flow analysis. In your response, please tell us how you determined the

results of the discounted cash flow analysis were reasonable in light of the fact that the estimated fair value of each of the PFSI and Penson Futures reporting units individually exceeded the total market capitalization of the consolidated company as of June 2011. In addition, tell us what consideration you gave to using other market approaches (e.g., multiples of earnings) as part of your valuation calculation and provide us with the results of your analysis of the reasonableness of your discounted cash flow valuation based on multiples of earnings, with a comparison to appropriate peers.

Item 7A. Quantitative and Qualitative Disclosure about Market Risk, page 64

3.   We note your responses to prior comments 4 and 6. Please describe for us in detail the loan restructuring transactions with and subsequent increase in the margin loan to Call Now, Inc. in February 2010 and any related transactions with Chris Hall. In your response, please explain how it was determined to enter into the loan restructuring transactions and additional margin loan with Call Now, Inc., rather than pursue remedial actions such as account liquidation, and whether these transactions went through the standard approvals process, and if not, please explain why. In addition, please tell us how you determined, if applicable, that the Call Now, Inc. loan restructuring and subsequent margin loan were in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated parties, and did not involve more than normal risk of collectability or present other unfavorable terms.

Notes to the Consolidated Financial Statements, page F-8

Note 17. Related party transactions, page F-27

4.   We note your response to prior comment 6. Please tell us how you determined that transactions with related parties were not qualitatively material, and therefore, should be disclosed on the face of the financial statements. In this regard, we note that the significance of an item may be independent of its amount, which is often the case with respect to related-party transactions.

Note 25. Vendor related asset impairment, page F-37

5.   We note your response to prior comment 7 that you cannot currently estimate a range of reasonably possible loss related to the Sentinel suit. Please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for the Sentinel suit and any other material matters, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the

potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Form 10-Q for the Period Ended March 31, 2011

Note 7. Receivable from and payable to customers and correspondents, page 13

6.   We note your response to prior comment 8 and your disclosure on page 14 of your Form 10-Q for the period ended June 30, 2011 that margin loans become delinquent at the point that margin calls are not met. Please tell us whether you have issued any margin calls related to the margin loans in nonaccrual receivables and if so, whether those margin calls have been met.

7.   We note your response to prior comment 9. For each of the municipal bonds held as collateral for nonaccrual receivables, please tell us in detail how you determine fair value. In your response, please tell us whether any third-party quotes you receive are binding, what procedures you perform to verify third-party quotes or valuations, and the level of liquidity for each of the bond issuances.

8.   In addition to the above, please specifically clarify how you determined the value of the Cambridge Student Housing Financing Co. Series 2004D bonds, as it appears this collateral is valued at par but is subordinated to the Series A-C bonds, with the Series C bonds valued by you at an amount significantly less than par value.

9.   We note your response to prior comment 10. Please reconcile your statement that the write-off of the nonaccrual receivables would not negatively impact your liquidity, capital resources, or financial covenants with your disclosure on page 19 of your Form 10-Q for the period ended June 30, 2011 regarding the second amendment to your credit facility.

10.   We note your response to prior comment 12 and reissue the comment in part. Please provide us with your full analysis of collectability for each of the nonaccrual receivables as of December 31, 2009 and 2010 and June 30, 2011, including any related internal or third party valuations of related collateral such as, but not limited to, Call Now, Inc. common stock, real estate financed by municipal bonds, and Retama property, business, and related gaming rights, with your detailed expected cash flow analyses and support for all significant assumptions.

11.   In addition to providing us with the Call Now stock valuation report prepared by The Hancock Firm, please describe the difference between Call Now common stock and Call Now restricted shares and tell us the basis for the difference in valuation. In addition, please tell us how you determined it was appropriate to include the value of Call Now stock as collateral for the nonaccrual receivables since the value of the stock is derived

from the assets of Call Now, substantially all of which are already included as collateral for the nonaccrual receivables.

12.   We note in your response to prior comment 13 that you conducted an internal operations review in 2009 and adopted certain additional guidelines. Please tell us what factors led to the internal operations review, what additional guidelines you adopted, when these guidelines were adopted, how you determined that your internal controls were effective prior to adopting the additional guidelines, and how you determined that the changes did not materially affect or were not reasonably likely to materially affect your internal control over financial reporting.

13.   We note in your response to prior comment 13 that you limit the type of municipal bonds eligible for margin lending to investment grade only. Please tell us whether this guideline applied to the margin loan to Call Now, Inc. subsequent to the loan restructuring in February 2010.

14.   We note your response to prior comment 14 and reissue the comment in part. Please provide us with your analysis of the likelihood of the Texas gaming legislation being enacted as of December 31, 2010 and June 30, 2011. In addition, please quantify the effect of your expectations regarding Texas gaming legislation on the estimated fair value of Retama-related collateral as of December 31, 2010 and June 30, 2011.

Form 10-Q for the Period Ended June 30, 2011

Note 7. Receivable from and payable to customers and correspondents, page 13

15.   We note your disclosure that based upon your re-assessment of the value of collateral securing the nonaccrual receivables, including review of recent appraisals of underlying real estate and the Retama Project, among other factors, you determined that the carrying value of the nonaccrual receivables was not fully realizable and recorded a charge of $43,000. Please provide us with a detail listing of the amount of impairment recorded for each receivable and for each type of collateral.

Note 10. Notes payable, page 16

Revolving credit facility, page 18

16.   Please describe for us the financial covenants you are subject to under the Amended and Restated Credit Facility and provide us with a quantification of your compliance with the financial covenants as of December 31, 2010 and June 30, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief